Exhibit (e)(14)

October 1, 2010

Matthew Milne

c/o DivX, Inc.

4780 Eastgate Mall

San Diego, CA 92121

Re:	Contingent Offer Letter

Dear Matt:

As you are aware, Sonic Solutions (“Sonic”) and DivX, Inc. (“DivX”) are in the process of consummating a transaction pursuant to which DivX will be merged into a wholly-owned subsidiary of Sonic (the “Transaction”). We are pleased to extend an offer of continued employment to you to commence upon the closing of the Transaction (“Closing”).

Our offer (and your acceptance) is conditioned upon the Closing taking place. While we hope that Closing will occur, the Transaction is subject to a number of contingencies and approvals. You should understand that this letter does not impose any additional obligation on us to complete the Transaction. Nor should you interpret this letter as any representation on our part that the Transaction will close. For the avoidance of doubt, if the Transaction does not close, each of us acknowledges and agrees that no aspect of this letter will be binding on either of us, and neither party will have waived or otherwise relinquished, or be deemed to have waived or otherwise relinquished, any rights (including, in your case, any rights you have under the DivX Change in Control Severance Benefit Plan). For convenience, the balance of this letter uses language as though Closing has occurred or will occur.

Position

Upon the Closing you will be employed by Sonic in the position of Executive Vice President and General Manager, DivX Division, reporting to Clay Leighton and Mark Ely.

In your capacity as Executive Vice President and General Manager, DivX Division, we expect you to dedicate your full time and best efforts to the performance of your position. Subject to the provisions below, Sonic may change your position, duties and work location from time to time in its discretion. Your employment will be subject to other terms and conditions applicable to all Sonic employees as further described in our current Employee Handbook.

Location

You will be based in the DivX San Diego, California office. Your position may require that you travel from time to time.

Mr. Matthew Milne

October 1, 2010

Monetary Compensation

In this position you will be a regular employee of Sonic. Your base salary will be $300,000 per annum. In addition, your cash bonus target will be $150,000 per annum. As we have discussed, you have agreed to forego a bonus for one year after the Closing. Your salary will be paid semi-monthly, less payroll deductions and all required withholdings. Paydays are on the 15th and final day of each month (or the next business day). Bonuses, when earned, will be paid in accordance with other executives.

Options

Upon or shortly after the Closing, and subject to board approval, we will grant you an option to purchase 250,000 shares of Sonic’s common stock at an exercise price per share equal to the fair market value of a share of Sonic’s common stock on the date of grant. This option is subject to the terms of the option contract, and to the terms of the applicable option plan (a copy of which will be provided to you when your option is granted). Options issued under this plan are conditioned on your continued employment, are valid for ten years and are subject to a vesting schedule, with vesting to commence on date of grant. Under the vesting schedule applicable to your options, the first 25% of the shares will vest 12 months after the date of the grant, and the remaining 75% will vest on an equal monthly basis between the 13th and 48th months from date of grant (that is, at the rate of 2.08 1/3% per month). Sonic, in its sole discretion, may offer you additional equity-based compensation in the future, the nature and size of any such grants would likely be in accordance with Sonic’s standard policies and practices relating to similarly-situated members of the Sonic management team.

Change in Control Provision

Upon or shortly after the Closing, we will enter into a “Change in Control” agreement with you that is substantively identical to the agreements we have entered into with our other executive vice presidents. This agreement will provide that (i) if your employment is terminated without Cause or if you terminate your employment for Good Reason (as defined in this section), unless such termination occurs within 180 days of a Change in Control, Sonic will make a lump sum payment to you equal to 100% of your annual base salary at the level in effect immediately prior to termination; and (ii) in the event of a Change in Control, all of your outstanding unvested stock options, restricted stock units and other equity compensation will immediately vest in full and Sonic will make a lump sum payment to you equal to 100% of your annual base salary at the level in effect at the time of the Change in Control. For purposes of this provision:

•

“Cause” is defined as (i) your conviction of any felony under federal or state law, or any fraud, misappropriation or embezzlement, or (ii) your breach of a fiduciary duty owed to Sonic or commission of a material violation of the section of the agreement relating to protection of Sonic confidential information. For item (ii) you shall first have the opportunity to cure such condition within 30 days following its receipt of such notice, which, if reasonably cured, removes the cause for termination.

•

“Good Reason” is defined to mean (i) a material adverse change in your position causing it to be of materially less stature or responsibility without your written consent, and such a materially adverse change shall in all events be deemed to occur if you no longer serve in your position, unless you consent in writing to such change; (ii) a reduction, without your written consent, in your level of compensation (including base salary and fringe benefits); (iii) a relocation of your principal place of employment by more than 50 miles, or (iv) failure to cure a material breach by

Mr. Matthew Milne

October 1, 2010

Sonic (or its successor) of the agreement within thirty (30) days after written notice to Sonic identifying such breach.

•	“Change in Control” is defined to have the same meaning as a “Corporate Transaction” under Sonic’s 2004 Equity Compensation Plan.

Cash Payment and Acceleration of DivX-based Equity Grants

In consideration of the cancellation of any rights you may have under and in connection with the DivX Change in Control Severance Benefit Plan (which cancellation you expressly agree will occur upon: (a) the occurrence of the Closing; and (b) the payment described in section (i) below to be paid within five (5) business days of the closing; and (c) equity acceleration and cash out benefits described in section (ii) below), and subject to the Claw Back provision set forth below, (i) Sonic will pay you within five (5) business days of the closing a one-time amount of $750,000, less payroll deductions and all required withholdings; and (ii) (a) all existing DivX RSUs totaling 28,392 shall be accelerated, become fully vested and be automatically converted at Closing into $3.75 in cash and 0.514 shares of Sonic stock (with all withholding tax satisfied from the cash otherwise payable in connection therewith, provided that if the withholding obligations exceed the cash otherwise payable, any remaining withholding obligation will be satisfied by withholding from the shares of Sonic stock) in accordance with the formula set forth in the merger agreement entered into by Sonic and DivX (as amended as of August 25, 2010, the “Merger Agreement”) and (b) all existing DivX options totaling 223,240 shall be accelerated, become fully vested and exercised on a net exercise basis in accordance with the Merger Agreement.

Sonic agrees that if at any point of time in the future, should cash payments, equity acceleration and cash out, or any other benefits made in concert with this agreement be considered subject to excise tax in accordance with the “parachute payment” provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986, you have the right at your sole discretion to reduce the amount of cash payments pursuant to (i) and/or (ii) above such that no portion of the amount would be subject to excise tax. If a determination to reduce such amount is made prior to the delivery of cash payments pursuant to (i) and/or (ii) above, then the cash payments shall be reduced at your sole discretion by an amount necessary to ensure that no amount would be subject to excise tax. Should the determination of a reduced amount be made in the future and after the delivery of cash payments associated with this agreement, you have the right at your sole discretion to return, in cash, the amount necessary to ensure that no amount would be subject to excise tax.

Claw Back

You agree that you will repay Sonic the Claw Back Amount (defined below) in the event you voluntarily terminate your employment with Sonic at any time during the first two years following the Closing, for any reason other than Good Reason defined in this section. For purposes of this Claw Back provision:

• “Claw Back Amount” equals: $750,000 – (	actual days employed by Sonic	* $750,000).
730

•     “Good Reason” means the occurrence of one or more of the following events, if applicable, without your express written consent: (a) a material reduction in your authority, duties or responsibilities (and not simply a change in title or reporting relationships); (b) a material reduction by Sonic in your base salary and/or cash bonus target; (c) a relocation of your principal

Mr. Matthew Milne

October 1, 2010

place of work to a location that would increase your one-way commute from your personal residence to the new principal place of work by more than 50 miles; (d) death or long term disability; and/or (e) Change of Control (as defined above). Notwithstanding the foregoing, you shall have “Good Reason” for your resignation pursuant to sections (a), (b) or (c) only if: (i) you notify Sonic in writing, within 30 days after the occurrence of one of the foregoing events, that you intend to terminate your employment no earlier than 30 days after providing such notice; (ii) Sonic does not cure such condition within 30 days following its receipt of such notice or states unequivocally in writing that it does not intend to attempt to cure such condition; and (iii) you resign from employment within 180 days following the end of the period within which Sonic was entitled to remedy the condition constituting Good Reason but failed to do so.

In the event the Claw Back is triggered pursuant to above, you agree that the Claw Back Amount will be due and payable upon the date your employment with Sonic terminates. Sonic and you will use all reasonable efforts to reclaim all payroll deductions and required withholdings actually made by Sonic related to the Claw Back Amount (collectively “Deductions”). The Claw Back Amount will be reduced by the amount of the Deductions that will be received directly from the government by Sonic. To the extent the Deductions are not recoverable by Sonic or you, the Claw Back Amount will be reduced by 50% of the unrecoverable Deductions.

In the event that you fail to pay any Claw Back Amount when due, Sonic may, without limiting any other rights or remedies it may have offset the unpaid Claw Back Amount against any amounts owed to you, to the extent permitted by law.

Other Benefits

You will continue to participate in your current benefit programs, subject to changes as described in the FAQ document prepared by DivX and Sonic for DivX employees during the week of August 23, 2010, provided that the amount of your paid time-off (PTO) will in all events continue to follow the current DivX plan (that is, 4 weeks per year initially, 5 weeks per year after five years of employment, etc.) Your original hiring date with DivX will be used to calculate your PTO. A complete summary of benefits is available at your request.

Trade Secrets & Inventions

In our business, we generate a great deal of trade secret and proprietary material. All employees are expected, both during and after employment, to refrain from revealing or using such information materials for any purpose other than performing services to Sonic. As a condition of your employment, you will be required to sign our standard Proprietary Information and Inventions Agreement.

At-Will Employment

Except as otherwise provided in this agreement, your employment is at-will, that is, either you or Sonic may terminate the employment relationship at any time, with or without cause or notice.

Employment Eligibility

As required by law, your employment is contingent on proof of eligibility to work in the United States. On your first day of work with Sonic, please be prepared to offer this proof and to return an executed copy of our Proprietary Information and Inventions Agreement.

Mr. Matthew Milne

October 1, 2010

Entire Offer

This letter constitutes the entire statement of the terms of your employment and replaces any prior agreements or representations concerning your employment relationship with Sonic. It incorporates by reference all the terms and conditions that are applicable to all our employees as detailed in our Employee Handbook a copy of which will be provided to you upon your request.

Confirmation of Acceptance

To confirm your acceptance of this offer, please sign and date this letter in the space provided below, and return it to me. Please respond no later than October 4, 2010.

* * *

We very much look forward to having the opportunity to work with you. Everyone at Sonic looks forward to the Closing and to working closely with you and our other new colleagues from the DivX to achieve our overall company goals. You are joining us at an exciting and critical time - Sonic has the potential for tremendous growth and success, and we believe that you will play an instrumental role in our organization.

Very truly yours,

SONIC SOLUTIONS

David C. Habiger
President & CEO

Acknowledged and Agreed

/s/ Matthew Milne Matthew Milne	October 1, 2010 date

September 29, 2010

Matthew Milne

c/o DivX, Inc.

4780 Eastgate Mall

San Diego, CA 92121

Re:	Q3 Earned and Accrued Bonus

Dear Matt:

As you are aware, Sonic Solutions (“Sonic”) and DivX, Inc. (“DivX”) are in the process of consummating a transaction pursuant to which DivX will be merged into a wholly-owned subsidiary of Sonic (the “Transaction”). This agreement is being provided in order to provide clarity regarding the payment of bonuses earned or accrued during your employment by DivX but not paid prior to the closing of the acquisition of DivX by Sonic (“Closing”).

This agreement is conditioned upon the Closing taking place. While we hope that Closing will occur, the Transaction is subject to a number of contingencies and approvals. You should understand that this letter does not impose any additional obligation on us to complete the Transaction. Nor should you interpret this letter as any representation on our part that the Transaction will close. For the avoidance of doubt, if the Transaction does not close, each of us acknowledges and agrees that no aspect of this letter will be binding on either of us, and neither party will have waived or otherwise relinquished, or be deemed to have waived or otherwise relinquished, any rights. For convenience, the balance of this letter uses language as though Closing has occurred or will occur.

To the extent not previously paid to you by DivX, within five (5) business days of the Closing, Sonic will pay to you all bonuses earned or accrued under your current DivX bonus program, which currently totals $196,978 through Q3 (should the Closing move into Q4, additional pro rata bonus will be added pursuant to your existing DivX bonus plan, with it understood that no additional bonus would accrue prior to November 1, 2010).

Very truly yours,

SONIC SOLUTIONS

David C. Habiger
President & CEO

Mr. Matthew Milne

September 29, 2010

Acknowledged and Agreed

/s/ Matthew Milne Matthew Milne	10/1/2010 date

SEVERANCE AGREEMENT

This Severance Agreement (this “Agreement”), effective as of October 7, 2010 (the “Effective Date”), is made by and between Sonic Solutions (“Company”) and Matthew Milne (“Executive”).

RECITALS

WHEREAS, as of the Effective Date, Executive commenced employment with Company as its Executive Vice President and General Manager, DivX Division; and

WHEREAS, as contemplated in the offer letter entered into by and between Company and Executive dated October 1, 2010 (the “Offer Letter”), the parties have agreed to certain terms and conditions relating to Executive’s severance agreement by Company;

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, Company and Executive agree as follows:

AGREEMENT

1.	Benefits Upon Termination of Employment.

1.1. Termination without Cause or for Good Reason. In the event that Executive’s employment is terminated by Company without Cause (as defined below) or voluntarily by Executive for Good Reason (as defined below) and unless such termination occurs within 180 days of a Change in Control (as defined below), Company shall provide Executive with a lump sum payment in an amount equal to 100% of Executive’s annual base salary at the level in effect immediately prior to his termination, less applicable deductions or withholdings. Notwithstanding any other provision of this Agreement to the contrary, if Executive is a “specified employee” within the meaning of Section 409A of the Internal Revenue Code (the “Code”) and the related final regulations and other guidance (“Section 409A”) at the time of Executive’s termination of employment, then only that portion of the payment provided by this Section that does not exceed the Section 409A Limit (as defined below) and which qualifies as separation pay under Treasury Regulation Section 1.409A-1(b)(9)(iii), may be paid within the thirty (30) days following Executive’s termination. Any portion of the payment that exceeds the Section 409A Limit will accrue during the six (6) month period following Executive’s termination and will become payable in a lump sum on the date six (6) months and one (1) day following such termination (or the next business day if such date is not a business day). For purposes of this Agreement, “Section 409A Limit” means the lesser of two (2) times: (i) Executive’s annual base salary paid to Executive during Company’s taxable year preceding the taxable year of Executive’s termination of employment as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any related Internal Revenue Service guidance; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which such termination occurs.

1.2. Circumstances Under Which Termination Benefits Will Not Be Paid. Company shall not be obligated to provide Executive the termination benefits described in Section 1.1 if Executive’s employment is terminated by Company for Cause or if Executive voluntarily terminates his employment with Company other than for Good Reason. For purposes hereof, “Cause” shall mean (i) Executive’s conviction of any felony under federal or state law, or any fraud, misappropriation or embezzlement, or (ii) Executive’s failure to cure, within thirty (30) days of Executive’s receipt of written notice from Company, a breach of a fiduciary duty owed to Company or commission of a material violation of the terms set forth in the Invention and Confidential Information Agreement previously entered into by and between Executive and Company.

1.3. Termination for Good Reason. Executive may voluntarily terminate his employment with Company for Good Reason upon giving Company thirty (30) days’ written notice of the occurrence of any of the following without Executive’s consent and which has not been cured by Company within sixty (60) days of receipt of such notice from Executive:

(a)	a material adverse change in Executive’s authority, duties, or responsibilities, and such a materially adverse change shall in all events be deemed to occur if Executive no longer serves as Executive Vice President and General Manager, DivX Division, of a publicly traded company, unless Executive consents in writing to such change;

(b)	a reduction in his level of base salary;

(c)	a relocation of his principal place of employment by more than 50 miles, or

(d)	a material breach by Company (or its successor) of this Agreement.

2.	Change in Control.

2.1. Definition. For purposes of this Agreement, “Change in Control” shall have the same meaning as “Corporate Transaction,” as such term is defined in the Company’s 2004 Equity Compensation Plan.

2.2. Benefit Upon Change in Control. In the event of a Change in Control that is also a “change in control event” as determined under Section 409A, Company shall provide Executive with the following benefits:

(a)	Executive shall receive a lump sum payment in an amount equal to 100% of his annual base salary at the level in effect immediately prior to the Change in Control, less applicable deductions or withholdings; and

(b)	All unvested stock options, restricted stock units, and other equity compensation held by Executive at the time of such Change in Control shall immediately vest in full.

3.	Miscellaneous.

3.1. Notices. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Company to:	Sonic Solutions
7250 Redwood Boulevard, Suite 300
Novato, CA 94945
Attention: General Counsel

If to Executive to:	Matthew Milne
c/o DivX, LLC
4780 East Gate Mall
San Diego, CA 92121

or to such other address as either party may furnish to the other in writing in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

3.2. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the state of California, as applied to agreements entered into and performed entirely within the state of California between residents of the state of California.

3.3. No Waiver. No waiver of any breach of any provision of this Agreement will constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver will be effective unless made in writing and signed by a duly authorized representative of the waiving party.

3.4. Severability. If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of the parties, and the remainder of this Agreement will continue in full force and effect.

3.5. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

3.6. Withholding of Taxes and Other Employment Deductions. Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to Company’s employees generally.

3.7. Headings. The Section headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

3.8. Gender and Plurals. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely.

3.9. Affiliate. As used in this Agreement, the term “affiliate” shall mean any entity which owns or controls, is owned or controlled by, or is under common ownership or control with, Company.

3.10. Assignment. This Agreement shall be binding upon and inure to the benefit of Company and any successor of Company, by merger or otherwise. Except as provided in the preceding sentence, this Agreement, and the rights and obligations of the parties hereunder, are personal and neither this Agreement, nor any right, benefit, or obligation of either party hereto, shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party.

3.11.	Entire Agreement.

(a) Except as provided in (i) written company policies promulgated by Company, (ii) the written benefits, plans, and programs made available by Company to Executive, (iii) the Offer Letter, (iv) the September 29, 2010 letter from Company to Executive (countersigned by Executive on October 1, 2010, relating to accrued bonuses payable to Executive, and (v) any written agreements contemporaneously or hereafter executed by Company and Executive, this Agreement constitutes the entire agreement of the parties with regard to such Executive’s severance agreement with Company, and contains all of the covenants, promises, representations, warranties, and agreements between the parties with respect to Executive’s severance agreement with Company, and replaces and merges previous agreements and discussions pertaining to severance between Company and Executive. Each party to this Agreement acknowledges that no representation, inducement, promise or agreement, oral or written, has been made by either party, or by anyone acting on behalf of either party, which is not embodied herein, and that no agreement, statement, or promise relating to the employment of Executive by Company, which is not contained in this Agreement, shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing and signed by the party to be charged.

(b) This Agreement is intended to comply with Section 409A of the Code (as amplified by any Internal Revenue Service or U.S. Treasury Department guidance), and shall be construed and interpreted in accordance with such intent. Executive and the Company agree to cooperate with one another and, to the extent reasonably requested by the other party, amend or modify this Agreement to restructure any compensation set forth in this Agreement in a manner, if possible and without any increase in cost to the Company, such that no earlier and/or additional taxes to Executive or the Company will arise under Code Section 409A. Any provision of this Agreement that would cause the payment of any benefit to fail to satisfy Section 409A of the Code shall have no force and effect until amended to comply with Code Section 409A (which amendment may be retroactive to the extent permitted by the Code or any regulations or rulings thereunder).

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

Matthew Milne		SONIC SOLUTIONS

By:	/s/ Matthew Milne	By:	/s/ Paul F. Norris

Name:	Matthew Milne	Name:	Paul F. Norris

		Title:	EVP, CFO and GC

Date:	December 20, 2010	Date:	December 21, 2010